CINAR RESPONDS TO PETITION BY FRANCIS CAPITAL MANAGEMENT, LLC

MONTREAL, Canada, April 9, 2003 - The Board of Directors of CINAR Corporation has received a copy of a letter sent to the Quebec Securities Commission related to a petition signed by several of CINAR's Limited Voting (Class B) shareholders. The Board of Directors of CINAR rejects this proposal received on April 8, 2003, and wishes to refute a number of erroneous and misleading statements contained in the related letter from Mr. John Francis of Francis Capital Management, LLC to the Quebec Securities Commission. In addition, the Board of CINAR wishes to set the record straight and point out a number of facts that were omitted in this letter.

It is important to point out that approximately 15.3 million of the Limited Voting (Class B) shares were voted in favour of the ten persons listed as candidates for election to the Board of Directors of CINAR in the management proxy circular dated March 10, 2003. The petitioners admit to representing only 10.2 million of the limited voting Class B shares. It is clear therefore, that this petition in no way represents the opinion of the majority of the Limited Voting (Class B) shareholders.

The letter also states that "the sale of CINAR Corporation is clearly the optimal strategy for the company". In the opinion of CINAR's Board of Directors, this strategy is optimal only for venture funds and other shareholders who bought CINAR shares late in the game and want to liquidate the Company for a quick profit. CINAR's Board has a medium-to long-term vision of returning CINAR to growth and profitability, thereby creating real value in the best interests of all shareholders and stakeholders in the Company. The Board does not believe that it is in the best interests of all the shareholders to recommend the sale of the Company at just any price.

That being said, it must be reiterated that, at the present time, although CINAR is not currently actively pursuing the sales transaction process that began in 2001, the Company is receiving inquiries in respect of the sale of the Company through its financial advisors, Merrill Lynch & Co. Accordingly, the Company has and will, from time to time, hold discussions, enter into confidentiality agreements and possibly negotiations with interested parties in this connection.

The demand that Mr. Despres be removed as trustee of the founding shareholders and Chairman of the Company is totally unjustified in view of the Company's achievements over the past year, namely:

- the settlement of class-action claims and other lawsuits brought against CINAR in Canada and the US;

- the reinstatement of CINAR's certification and eligibility for funding with Telefilm Canada and initiation of steps to re-establish eligibility for funding or grants from other agencies;

- the active pursuit by CINAR of its claims to the tax authorities and other funding agencies for tax credits and grants. CINAR has already received a first payment from the federal government;

- the creation of a new corporate governance policy that reflects all the guidelines and obligations for boards of directors and senior management, as stipulated by securities commissions and stock exchanges; and

- the achievement by the Board, Management and Mr. Despres of the five objectives they had set for themselves when elected in April 2002.

Moreover, it is important to point out that the appointment of the Chairman of the Board of CINAR Corporation falls within the powers of the Board of Directors of the Corporation and not its shareholders.

Mr. Francis' letter goes on to criticize four actions allegedly taken by Mr. Despres to assure the future growth of CINAR.

First, it disputes the wisdom of hiring Mr. Stuart Snyder as President of the Company, claiming that CINAR should be in the process of being sold. As stated above, the Board of CINAR has set out to position CINAR for future growth, thus building shareholder value. The decision of CINAR's Board to appoint a new president is an essential element in assuring the progress of the Company. The vulture funds and other shareholders represented by Mr. Francis seem to be recommending that the Company be left to deteriorate while hoping it can be sold in the near term for their own immediate gain regardless of the interests of shareholders who held shares in the Company prior to the 1999 and 2000 scandals. It is the opinion of CINAR's Board that the appointment of Mr. Snyder, an experienced entertainment executive, will add value to CINAR whether or not the Company is sold in the near term.

The letter goes on to state that Mr. Despres has agreed to purchase a live entertainment company from a related party. This is absolutely false. CINAR has announced the creation of a Live Entertainment Division. This decision was taken to broaden the Company's entertainment offering, to take advantage of real synergies to be achieved between its present entertainment activities and those of the new Division and to create additional revenue streams for the Company. CINAR has agreed to purchase touring rights to two live entertainment properties but has committed no funds whatsoever and will not do so until due diligence is completed and certain other conditions are met to the Board's satisfaction.

With respect to CINAR's 2002 Performance Unit Plan (the "Plan"), Mr. Francis' letter demonstrates a total lack of understanding of the Plan. It is important to point out that the Plan was approved unanimously by the Board of Directors and was reviewed and recommended by independent consultants, who are well recognized in the business community in the field of senior executive compensation. Each director was granted 20,000 performance units under the Plan, including Mr. Despres.

As opposed to the erroneous figure of $1.80 referred to in Mr. Francis' letter, the actual value of the performance units was set by the Board at $2.73, which equals the weighted average price at which the shares traded on the "Pink Sheets" in the spring of 2002 and not in October 2002, as claimed by Mr. Francis. As a result, all further calculations in his letter are skewed. Without going into great detail on the technical features of the Plan, it is important to point out that the directors have the right to exercise their performance units only when the value of these units is at least two and a half times the initial value of the unit. Furthermore, the performance units can be exercised only two years after they are granted. By the time these units can be cashed, it is the hope of CINAR's Board that the Company's shares will be trading once again, in which case all shareholders could benefit from an increased share price that would be in the range of CDN$10.00. This Plan was created to compensate management and board members for work that is clearly more complex and more demanding than would be involved in the administration of a company functioning under normal circumstances and risks.

Mr. Francis' final criticism of Mr. Despres concerns the cost of settling two legal proceedings against CINAR. It is essential to emphasize that the negotiated settlement terms of these lawsuits were largely approved by CINAR's previous Board of Directors. The Company's advisors, both legal and financial, deemed the settlement of the suits as fair and necessary for the on-going progress of the Company. These settlements improved the financial situation of the Company since they removed a significant contingent liability from its financial statements. The removal of this enormous weight of litigation will enable the Company to focus on its business operations.

In conclusion, the petition submitted by Francis Capital Management, LLC, is factually incorrect, does not reflect the opinion of a majority of CINAR's Limited Voting Class B shareholders and is not legally binding on CINAR's Board, which has a duty to act in the best interests of the Company. Furthermore, it unjustly criticizes Mr. Robert Despres, Chairman of the Board of CINAR, for actions taken by CINAR's Board to assure the Company's continued progress.

It is also useful to note that at the Annual and Special Meeting of Shareholders held today, (April 9, 2003) shareholders represented in person or by proxy, voted 94% in favour of the Board listed in the management proxy circular distributed to shareholders in March.

This release may include information that could constitute forward -looking statements made pursuant to the safe harbour provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.

For further information, please contact:

Nathalie Bourque
Tel: (514) 843-2309